EXHIBIT 99.1
                                                                ------------





                                  ANNOUNCEMENT




                          WPP GROUP PLC ("the Company")





On 16 August 2002 the Company was notified by Legal & General Investment Management Limited, pursuant to Sections 198-202 of the Companies Act 1985 that it had increased its interest to 34,912,259 WPP Ordinary Shares, representing 3.01% of WPP's issued Ordinary Share Capital.








16 August 2002